                                                                       EXHIBIT B

                    A   M A R K E T   O P P O R T U N I T Y

            A S S E S S M E N T   F O R   T H E   D U R A G E S I C

                       T R A N S D E R M A L   P A T C H





MARCH 2, 1998

Frost & Sullivan takes no responsibility for any incorrect information supplied to us by manufacturers or users. Quantitative market information is based primarily on interviews and therefore is subject to fluctuation.

Frost & Sullivan reports are limited publications containing valuable and confidential market information. Frost & Sullivan reports are for our customers' internal use and not for general publication or disclosure to third parties.

(C) Copyright 1998 Frost & Sullivan

EXECUTIVE SUMMARY
--------------------------------------------------------------------------------

SCOPE OF THE STUDY

                    Frost & Sullivan was commissioned by ALZA Corporation to
               provide revenue forecasts for Duragesic, a transdermal fentanyl patch, for the time period 1997-2006.

OBJECTIVES OF THE STUDY

                    The objectives of the research were to:

                    . Assess the revenue potential of Duragesic from 1997
                      through 2006.

                    . Identify key competitive factors in the current and
                      future market environment.

                    . Identify key drivers of and restraints to market growth.

                    . Analyze the market opportunity for the period 1997-2006.

RESEARCH METHODOLOGY

                    The information contained in this report was obtained
               through primary and secondary research.

                    Primary research included key discussions with:

                    . Executives at pharmaceutical companies participating in
                      the chronic pain therapy market

                    . Experts in the field of opiate therapy and chronic pain
                      treatment

                    Secondary sources used to obtain relevant support
               information included online data searches, trade journals, and syndicated publications. In addition, IMS data encompassing sales of Duragesic and competing products for the period 1995-1997 were utilized.

                    Frost & Sullivan's initial approach to this project entailed in-depth interviews with experts in the field of chronic pain treatment. In addition, executives at companies involved in the intractable pain market were interviewed to assess current and future market trends.

                    Following the initial phase of research, an in-depth
               analysis of the available information was done to develop a clear assessment and forecast of the market.

KEY FINDINGS

                    The key findings are as follows:

                    . For a scenario in which a second transdermal product does not emerge on the market, Duragesic is expected to continue to experience substantial growth throughout the forecast period. This growth will be due to increased penetration into an expanding market, increased pricing, and increased acceptance in key foreign markets.

                    . If a second product emerges on the market, in order to be competitive, a company would need to undercut the price of Duragesic.

                    Expanded market penetration should contribute to Duragesic's revenue growth.

DURAGESIC REVENUE FORECASTS
--------------------------------------------------------------------------------

DURAGESIC REVENUE FORECASTS

MARKET DEFINITION

                    Intractable pain is pain in which the cause cannot be
               removed or otherwise treated, and no relief or cure has been found. Chronic pain is pain that persists for greater than one month beyond the course of an illness or injury, pain that continues sporadically over the span of years, or pain associated with a long-term disease such as cancer.

                    For the purposes of this project, the chronic pain market is defined as the population of people with cancer pain (malignant) and neuropathic pain (nonmalignant). In 1997, the nonmalignant pain market totaled approximately 700,000 patients. The total malignant chronic pain market was estimated to encompass 200,000 patients.

                    The total value of the market is defined by the combined
               revenues generated by the following products: Duragesic, MS Contin, Oramorph, IR Morphine, Demerol, Dilaudid, and Kadian. In 1997, worldwide sales of Duragesic reached approximately $254.6 million. Approximately 80 percent of revenues were generated from U.S. sales.

MARKET OPPORTUNITY ASSESSMENT: SCENARIO I

                    Figure 2-1 illustrates Duragesic revenue forecasts in the
               world analgesic pharmaceuticals market from 1997 through 2006 if Duragesic were to remain the only transdermal opiate patch on the market. Factors expected to contribute to future market trends include changes in price and market dynamics, additional launches in new foreign markets, and shifts in the competitive environment. These changes and factors are discussed in detail below.

               -----------------------------------------------------------------
                                         FIGURE 2-1

                             DURAGESIC PHARMACEUTICALS MARKET:
                                 REVENUE FORECASTS (WORLD),
                                         1997-2006

SCENARIO I
               --------------------------------------------------------------------------------
                                                                                  Revenue
                                                                   Revenues     Growth Rate
                              Year                                ($ Million)       (%)
               --------------------------------------------------------------------------------
               1997.............................................       254.6          26.7
               1998.............................................       320.9          26.1
               1999.............................................       394.2          22.8
               2000.............................................       473.7          20.2
               2001.............................................       563.0          18.8
               2002.............................................       645.3          14.6
               2003.............................................       719.2          11.5
               2004.............................................       786.3           9.3
               2005.............................................       840.8           6.9
               2006.............................................       892.1           6.1
               Compound Annual Growth Rate (1997-2006):  14.9%
               --------------------------------------------------------------------------------

               Note: All figures are rounded.           Source: Frost & Sullivan

Increased Penetration
of Duragesic into the Chronic Pain Market

                    A key component of future revenue growth will probably be a shift in the perception of opioid therapy. According to leading experts in the field of opioid therapy, the market landscape in the United States is ripe for a revolution in how and for whom narcotic analgesics are prescribed. A combination of regulatory, societal, and marketing factors will act in favor of liberalization in the use of these products. This should result in an increase in prescribing patterns across indications (chronic cancer pain, neuropathic pain, and acute pain).

                    According to industry experts, regulatory changes and the
               effect of these changes on the medical community and society should instigate a shift in market dynamics. Recent industry literature, position statements by patient advocacy organizations, and statements by the FDA have all focused on the inadequate treatment many pain patients receive in their final days of life as well as throughout their lifetime. This trend is indicative of a significant change emerging in how these drugs are perceived.

                    Current misconceptions regarding tolerance and addiction
               prevent increased penetration of these products into the chronic pain market, specifically for chronic nonmalignant pain. As experts and scientists continue to highlight the clinical pharmacological reality, these products will become less stigmatic.

                    In addition, the industry's continued study into the use of pain medication in nonmalignant pain patients should prove highly beneficial to the future market. As scientific knowledge on the use of opioid therapy in this population of patients grows, industry participants, which have shown clinical effectiveness in this population, are expected to gain the approval to actively and aggressively market these products for nonmalignant pain indications. An increase in marketing efforts directed at a end users currently undertreated is expected to correlate directly to an increase in the total number of prescriptions dispensed.

                    The growing use of Duragesic in the treatment of
               nonmalignant pain will be an integral component in the future sales growth of the product. According to industry sources, approximately 700,000 patients suffer from neuropathic pain in the United States. Unlike chronic cancer pain patients, these individuals are expected to live a typical life span, thus ensuring long-term annuity for companies.

                    The combination of a shift in perception, aggressive
               marketing, actions taken by patient advocacy groups, and trends to establish guidelines for the use of these products are expected to result in an increase in penetration of opioid therapy in the total pain population.

Increasing Acceptance of Duragesic
in the Following Key Foreign Markets: Spain,
Japan, Germany, United Kingdom, Italy, and France

                    The successful launch of Duragesic into key foreign markets is expected to contribute to a healthy growth pattern in the future. Although some markets are highly profitable, in general, foreign markets do not generate revenues comparable to those of the U.S. market. In many foreign markets, the industry cannot demand a price premium because of economic or regulatory factors.

                    Key markets in western Europe that do command price premiums include Germany and England. As such, a large portion of future market growth will depend on these countries. Other markets that are expected to prove profitable are Spain, Japan, Italy, and France. The forecast model estimates that Duragesic will be launched into the Japanese market in 2001.

Price Increase of Duragesic

                    Based on historical trends, an increase in the price of
               Duragesic has been incorporated in the market forecast. This is translated as an increase in the average price per year for treatment with Duragesic. Because of a lack of direct competition in the form of a second transdermal patch or comparable delivery system, the price in relation to demand is inelastic (based on calculations made from historical demand and price increases).

                    Price elasticity allows companies to predict the effect of price on demand (and thus, unit sales). It is defined as the sensitivity of demand with respect to price. Inelastic translates into demand that is relatively unresponsive to price. Conversely, an elastic demand translates into demand that fluctuates greatly with price changes. Factors that determine price elasticity include whether the necessity of the good and the availability of substitute products. It is believed that the consumer (hospitals, private physicians, and managed care organizations) will accept price increases of 1.0 to 3.5 percent throughout the forecast period without significant correlating changes in demand.

Shifts in the Future Competitive Environment

                    An increase in the future competitive environment has also been integrated into the forecast model. Although only one product is expected to have a significant impact on the market during the forecast period, this factor must be included in future predictions of market growth.

MARKET OPPORTUNITY ASSESSMENT: SCENARIO II

                    Figure 2-2 shows Duragesic revenue forecasts in the world
               analgesic pharmaceuticals market should a second transdermal patch emerge on the market during the fourth quarter of 2000. Factors likely to contribute to market trends for this scenario include a change in market dynamics, reimbursement issues, and effects on foreign markets.

               -----------------------------------------------------------------
                                         FIGURE 2-2
                             DURAGESIC PHARMACEUTICALS MARKET:
                                 REVENUE FORECASTS (WORLD),
                                         1997-2006


SCENARIO II

               -----------------------------------------------------------------------------
                                                                                  Revenue
                                                                   Revenues     Growth Rate
                              Year                                ($ Million)       (%)
               -----------------------------------------------------------------------------
               1997.............................................       254.6          26.7
               1998.............................................       320.9          26.1
               1999.............................................       394.2          22.8
               2000.............................................       470.6          19.4
               2001.............................................       535.5          13.8
               2002.............................................       586.0           9.4
               2003.............................................       631.0           7.7
               2004.............................................       671.9           6.5
               2005.............................................       705.0           4.9
               2006.............................................       739.1           4.8
               Compound Annual Growth Rate (1997-2006):  12.6%
               -----------------------------------------------------------------------------

               Note: All figures are rounded.          Source: Frost & Sullivan

                    The following key analytical factors were utilized to
               determine the effect of a second product on the Duragesic revenues.

Creation Market

                    Because of the changing environment in the United States,
               the net number of individuals treated with opioid therapy is expected to increase in the future. (This factor is discussed in the market opportunity assessment section of the first scenario). The expanding market, due to the growing penetration of opioid therapy in an undertreated population, will result in a creation market.

                    This new market opportunity will allow for competition to
               expand market revenues, despite a loss of prescription share due to increased competition. This mechanism will reflect positively on Duragesic sales despite the emergence of a second transdermal patch.

                    An example of this dynamic occurred in the pharmaceuticals market in the early 1990s. Prozac (marketed by Eli Lilly), launched in 1988, established a new class of products for the treatment of depression. The product is a selective serotonin re-uptake inhibitor (SSRI). The superior nature of the product in relation to other available products, combined with five years of market exclusivity, generated $880 million in revenues in the United States by 1993.

                    In 1993, the launch of Zoloft, Pfizer's SSRI changed a
               virtual monopoly into a competitive marketplace. In addition, Zoloft was launched at a price below that of Prozac, thus significantly increasing the competition for Eli Lilly.

                    At the time Zoloft was launched, the market for a depressive was expanding because of a growing recognition of the disorder. This resulted in an increase in the population of potential users. Although two equivalent drugs were available on the market, the size of the market had expanded significantly, leaving room for both competitors to increase penetration. Therefore, Zoloft gained a novel end-user population (a creation market) instead of converting patients already on Prozac. Due to the market expansion, both companies were able to grow revenues significantly.

Pricing Strategy

                    To compete in a market already established and dominated by
               Duragesic, an emerging product would be forced to compete on the variable of price. It is highly unlikely that an emerging product, priced equivalently, would be able to adequately compete with Duragesic after nine years of market exclusivity. Because of this "head start," Duragesic will have the advantage of an already established distribution network; a strong, aggressive, and knowledgeable sales and marketing team; and most importantly, a high level of brand loyalty.

                    To compete with a solid product marketed globally, a second transdermal patch would most likely be forced to undercut Duragesic in price. Based on the pricing of generic drugs in the pharmaceuticals industry, a second transdermal patch may be priced as much as 20 to 30 percent below Duragesic's price. A product that is the only generic competitor to a branded pharmaceutical will undercut the branded product price by a minimal amount, approximately 20 percent. As more generic products are launched and begin to compete in the market, generic manufacturers will further drop their prices.

Substitution at the Pharmacy Level

                    A key market dynamic that allows generic manufacturers to
               slightly undercut the branded competition is substitution at the pharmacy level. Although a physician may prescribe the branded product, upon filling the prescription, a pharmacist may substitute a generic version. This often occurs as a cost-cutting measure.

                    Substitution at the pharmacy level can be also done between two branded products if the substituted product is given an AB rating. This rating, given by the FDA, denotes that these products are similar enough to be considered bio-equivalent. If a second transdermal patch were to emerge and gain approval as bio-equivalent to Duragesic, substitution at the pharmacy level would be a highly plausible outcome.

                    An example of this occurred in the attention deficit
               disorder (ADD) market. For years, pharmacological treatment of this disease was dominated by Ritalin (generic name methylpenidate). Ritalin, the branded product, is marketed by Novartis. Currently, one generic competitor exists--Medeva--with the product methylpenidate. Methylpenidate is priced approximately 35 percent below Ritalin (based on the 1997 Redbook price).

                    According to industry sources, although Novartis continues to dominate in market share owing to its high price premium, the company is clearly losing in prescription share. Industry sources claim that even though 80 percent of the prescriptions written are for Ritalin, less than 70 percent of the prescriptions dispensed are the branded product. This is due to generic substitution occurring at the pharmacy level.

                    To substitute a generic product for a branded product, or
               potentially a branded product for an equivalent branded product, the pharmacist must ask the consumer for permission. The main factor favoring the dispensation of the lower-priced product is the individual's managed care organization. Although a consumer does have a choice as to the product dispensed, the HMO plan may only cover the lower-priced drug, therefore encouraging the individuals to choose it or pay for the difference themselves.

Effect of Second Product
on Foreign Markets Is Not Substantial

                    A second transdermal patch is not expected to be launched
               immediately on the global market without first generating substantial revenues in the United States. In addition, because of the lengthy approval process in many countries, a 2000 launch in foreign markets is highly unlikely. Because of these factors, the extent of Duragesic's market share loss in foreign markets during the forecast period will probably be insignificant.

MARKET DRIVERS

                    The following factors were determined to be key drivers of the future market.

Regulatory Changes

                    According to industry experts, state governments in the
               future are expected to establish guidelines and laws for use opioids that do not impede medical practice.

Perceptual Shift

                    The anticipated favorable shift in the perception of opioid therapy, within the medical community and within society at large, should contribute to increased use of such therapy.

Advocacy Groups

                    Action by patient advocacy groups continue to elevate the
               undertreatment of chronic pain as a significant medical issue. The groups are essential components of the market because they spur regulatory action by governmental bodies.

Increased Marketing

                    Based on the solid scientific results of industry studies, opioid therapy is expected to gain approval to aggressively market for nonmalignant pain indications. This is expected to boost penetration into a population that is currently undertreated.

Potential for Long-Term Annuity

                    As opioid therapy becomes more widely used to treat
               nonmalignant chronic pain, industry participants will gain long-term annuity, since many of these patients will likely live typical life spans.

MARKET RESTRAINTS

                    The following factors were determined to be key restraints to market growth.

Gradual Process of Overcoming Misconceptions

                    Currently, misconceptions regarding the addictive nature of opioid analgesics inhibit greater penetration of these products into the population of chronic pain patients. For many members of the medical community as well as patients, opioid analgesics are thought to be associated with a high risk of addiction.

                    According to experts in the field of opioid therapy,
               physical dependency is often used synonymously with addiction, leading to confusion. As with many other types of drugs, physiological changes in the body lead to withdrawal symptoms when individuals cease using opioid narcotics. However, this is not equivalent to addiction. In patients with no history of addiction, this issue should not be considered a risk in the management of their pain. Although addiction is not considered by knowledgeable physician and patients as a risk, it is a factor that impedes use among less knowledgeable individuals.

                    Although a change in the view of the addictive nature of
               these products is expected, the process will be gradual, occurring over a five to ten years. Thus, an immediate substantial increase in the use of opioid therapy is unlikely.

Increased Competition in the Future Market

                    The launch of an innovative product offering pain relief
               with few side effects is expected to increase the competition in the market, and projected to significantly affect the chronic neuropathic pain market.

COMPETITIVE ENVIRONMENT

Analysis of Present Market Environment

                    The current narcotic analgesics market is dominated by seven participants, which can be stratified into two tiers of competition. Duragesic and MS Contin control the first tier of competition. Based on clinical pharmacology, Kadian and Oramorph can be considered first-tier competitors, although neither product commands as much prescription share as Duragesic or MS Contin. Differences in overall equivalency, ease of use, duration of action, and analgesic effect differentiate these top competitors from second-tier products such as Dilaudid, Demerol, and IR morphine.

                    Second-tier products lack several key competitive advantages that prevent them from tightening the competitive environment. The major disadvantages are:

                    . Comparatively short duration of action

                    . Less controlled release of opioid

                    . Oral dosages are less effective than parenteral
                      counterparts

                    The shorter duration of action is a major weakness of
               second-tier opioid analgesic drugs. This limitation prevents Demerol (meperidine) from being considered a viable product for relieving chronic pain (instead of one more appropriate for acute pain). Furthermore, decreased duration of action prevents all second-tier competitors from gaining a position of strength in the total chronic pain market, since they are more suitable for various niche indications.

                    First-tier products also offer key advantages in ease of
               use, propelling these products into a different class. The limitation of current second-tier products is expected to continue to prevent them from being a substantial competitive factor to Duragesic.

                    Of the first-tier competitors, MS Contin and Oramorph are
               similar products offering an oral product administered every 8 to 12 hours. Kadian competes directly with these two standard treatments, offering a product administered every 24 hours. Within the first tier of competition, the following factors continue to effect market dynamics:

     RAPID DOSE TITRATION

                    Duragesic is limited in one arena: it is not suitable for
               rapid dose titration. If patients suffer a constant level of pain, the limitation is not significant, but for patients with rapid increases in pain intensity, Duragesic is not a suitable option. Furthermore, in the future, opioid therapy is expected to expand as a treatment of severe acute pain. Because of the limited time of opioid use in these patients, Duragesic will be unable to capitalize on this trend.

     EASE OF ADMINISTRATION

                    Ease of use remains a significant factor that continues to drive Duragesic sales. The convenience of the transdermal administration mode is unmatched by other products on the market. Although oral morphine offers ease of use, the oral formulation of morphine sulfate is not as potent as the intravenous formulations.

     CONTINUED AGGRESSIVE MARKETING OF KADIAN

                    Kadian, the newest entrant into the opioid therapy market, is expected to continue to impact market dynamics and modify the competitive environment. As marketing of Kadian continues and the product gains prescription share, oral morphine sulfate is expected to experience the biggest decline in sales. Kadian intensifies the competitive environment for Duragesic, offering a product with a significantly long duration of action. However, prescription share is not forecast to be significantly affected by this product.

Analysis of Future Market Environment

                    Research and development efforts in the narcotic analgesic market are focused on delivering equivalent pain relief to current marketed products while simultaneously diminishing side effects. Figure 2-3 shows the products in development for the treatment of chronic pain in the narcotic analgesic pharmaceuticals market.

                    Strategies for delivering novel products tend to take one of two paths: Companies are developing new administration modes for already used compounds, or they are developing new compounds that display their potency through a variant mechanism. It is the latter of the two strategies that, if successful, may be the greatest threat to Duragesic sales in the future.

--------------------------------------------------------------------------------
                                   FIGURE 2-3

                   NARCOTIC ANALGESIC PHARMACEUTICALS MARKET:
             SELECTED PRODUCTS IN RESEARCH AND DEVELOPMENT (WORLD),
                                      1997

--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                             Clinical
Product               Company                      Type                      Status
BCH 3963............  BioChem Pharma               Opiate Agonist            Preclinical

Actiq...............  Abbott Laboratories          Fentanyl Citrate          Registered
                      Anesta Corporation           Transmucosal

4030W92.............  Glaxo Wellcome, Inc.         Sodium Channel Blocker    Phase II

Not Available.......  CytoTherapeutics             Adrenal Chrommafin Cells  Phase II
                      Astra AB

CMI-980.............  CytoMed, Inc.                Not Available             Preclinical

Quadramet...........  DuPont Merck/Cytogen         Sumarium-153-EDTA         Registered

Not Available.......  Eli Lilly                    NK1 Antagonist            Phase I

Not Available.......  Eli Lilly                    Muscarinic Antagonist     Phase I/II

GV196771............  Glaxo Wellcome               Glycine Antagonist        Preclinical

Hydromorphone Oros..  Alza Corp.                   Morphine                  Phase III
                      Knoll Pharmaceuticals

MorphiDex...........  Algos Pharmaceuticals Corp.  NMDA Receptor             Phase III
                                                   Antagonist

Dirame..............  Roberts Pharmaceutical       Partial Opiate Agonist    Phase III

Ziconotide..........  Neurex Corp.                 Neuron Specific           Phase III
(Intrathecal)                                      Calcium Channel Blocker

Anchor..............  Redcell                      Opiate Agonist            Preclinical

SNC 80..............  Glaxo Wellcome               Opiate Antagonist         Preclinical

TAN 67..............  Toray                        Delta Agonist             Preclinical
                      Daichii Pharmaceuticals

-----------------------------------------------------------------------------------------

                                                        Source: Frost & Sullivan

                    The majority of products listed in Figure 2-3 will not have a significant, if any, impact on the future market for Duragesic. Products early in the developmental process are not expected to appear on the market until 2004 or 2005, if at all. Many products in the later stages of development are not believed to have significant benefits or advantages that will threaten Duragesic's market share. The exception to this is Ziconotide

               (formerly SNX-111), which is currently completing Phase III clinical trials.

                    Ziconotide, in development by Neurex Corporation (Menlo
               Park, California), is a synthetic copy of a natural neurotoxin taken from cone snail venom. The compound, delivered through an infusion pump, is a selective neuron specific calcium channel blocker (a neurochemical pathway through which pain signals travel to the brain).

                    The advantages and disadvantages of this product compared to
               Duragesic are listed in Figure 2-4. The key advantage of Ziconotide over Duragesic is the lack of side effects. It appears that use of Ziconotide is not associated with euphoria or mental confusion, which tend to accompany morphine-based analgesics. This will prove a crucial marketing advantage, since individuals and physicians alike will favor a compound that relieves pain without diminishing the patient's mental capacity.

               -----------------------------------------------------------------
                                         FIGURE 2-4

                         NARCOTIC ANALGESIC PHARMACEUTICALS MARKET:
                        COMPARATIVE ANALYSIS OF ZICONOTIDE (WORLD),
                                            1997

                    ADVANTAGES                                                    DISADVANTAGES
================================================================================================================
No side effects commonly associated with the use of morphine          Inconvenient route of delivery
----------------------------------------------------------------------------------------------------------------
Tolerance not an issue                                                Limited initial label indication
----------------------------------------------------------------------------------------------------------------
Effective in patients who have failed morphine therapy                Neurex being new to marketplace
----------------------------------------------------------------------------------------------------------------
Partnership with medtronic pump                                       Comparatively high annual cost for
                                                                      treatment
----------------------------------------------------------------------------------------------------------------
No regulatory environment to overcome
----------------------------------------------------------------------------------------------------------------

                                                        Source: Frost & Sullivan
               -----------------------------------------------------------------

                    The company plans to file an new drug application in
               September 1998 with the FDA. The initial label indication that Neurex will pursue is for use in patients who have failed all other forms of opiate therapy. According to Neurex, this population consists of approximately 270,000 malignant and neuropathic pain patients. The company estimates that approximately 10 percent of the 700,000 neuropathic pain patients (70,000) and 200,000 cancer pain patients are not receiving adequate pain relief from current treatments.

                    Because there are no existing treatment options for these
               patients, according to FDA guidelines, Ziconotide is eligible to be fast-tracked through the approval process. Therefore, the launch date for this drug is estimated to be the first quarter of 2000.

                    Although Ziconotide will not benefit immediately from a
               broad indication and thus not appear to be a competitive factor for Duragesic, "off-label" use is a factor. The key benefits of Ziconotide are strong incentives for physicians to prescribe the drug to patients who wish to remit their chronic pain, without becoming debilitated by morphine-induced side effects.

                    The main disadvantage expected to inhibit the widespread
               success of Ziconotide is the product's delivery method. The only intrathecal product currently on the market is Infumorph by Elkins Sinn. It is not widely used and appears to be an option for treatment only after intravenous and oral therapy have failed. The inconvenience of an infusion pump will serve as a restraint to penetration of Ziconotide. Furthermore, the cost may also retrain the use of Ziconotide, which will be priced at approximately $3,500 to $5,000 per year.